210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Completes Patient Enrollment in U.S. Phase II Clinical Trial Investigating REOLYSIN® in Combination with Gemcitabine in Patients with Advanced or Metastatic Pancreatic Cancer

CALGARY, AB, October 24, 2012 --- Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced that it has completed patient enrollment in its U.S. Phase II clinical trial using intravenous administration of REOLYSIN in combination with gemcitabine (Gemzar®) in patients with advanced or metastatic pancreatic cancer (REO 017).

The trial is a 33-patient study using a one sample, two-stage design. In the first stage, 17 patients were to be enrolled, and best response noted.   If three or more responses were observed (defined as complete response (CR) or partial response (PR) or stable disease (SD) for 12 weeks or more) among the 17 patients, the study would enroll an additional 16 patients for a total of 33 evaluable patients.  As previously disclosed, this initial endpoint was met after six evaluable patients were enrolled. The primary objective of the trial is to determine the clinical benefit rate (CR + PR + SD) of intravenous multiple doses of REOLYSIN in combination with gemcitabine in patients with advanced or metastatic pancreatic cancer. The secondary objectives are to determine the progression-free survival (PFS), and to determine the safety and tolerability of REOLYSIN when administered in combination with gemcitabine.

“Completion of enrollment in this study is another positive step forward for our clinical program,” said Dr. Brad Thompson, President and CEO of Oncolytics. “The results from this study will be cross referenced with the results of the randomized Phase II pancreatic cancer clinical study using REOLYSIN in combination with carboplatin and paclitaxel that is currently enrolling patients in the U.S.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of human trials using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

About Pancreatic Cancer
The American Cancer Society estimates that 43,920 Americans will be diagnosed with pancreatic cancer and 37,390 Americans will die from the disease in 2012, making this type of cancer the fourth leading cause of cancer death for both men and women in the United States. For more information about pancreatic cancer, please go to www.cancer.org.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the U.S. Phase II clinical trial investigating REOLYSIN in combination with Gemcitabine in patients with advanced or metastatic pancreatic cancer, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel Inc. Tom Caden 398 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 tcaden@dgicomm.com